UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13(a)-16 or 15(d) of the Securities Exchange Act of 1934

Date of Report: December 4, 2025

ATLAS CRITICAL MINERALS CORPORATION

(Exact name of registrant as specified in its charter)

Republic of the Marshall Islands	333-214872	Not Applicable
(Jurisdiction of incorporation or organization)	(Commission File Number)	(Translation of Registrant’s name into English)

Rua Antônio de Albuquerque, 156, Suite 1720

Belo Horizonte, Minas Gerais, Brazil, 30112-010
(Address of principal executive office)

Marc Fogassa
Rua Antônio de Albuquerque, 156, Suite 1720

Belo Horizonte, Minas Gerais, Brazil, 30112-010

Telephone: (888) 412-0210

Email: marc.fogassa@jupitergoldcorp.com

(Name, Telephone, Address and E-mail of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F

☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant if submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Common Stock, par value $0.001 per share

(Title of Class)

Reverse Stock Split

On December 3, 2025, Atlas Critical Minerals Corporation, a Republic of the Marshall Islands corporation (“Atlas Critical Minerals” or “Company”) effected a reverse stock split of its outstanding shares of common stock, par value $0.001 per share (the Common Stock”), at a ratio of 1-for-12 (the “Reverse Stock Split”), such that each twelve (12) shares of Common Stock currently outstanding will be combined into one (1) share of Common Stock. Shareholders otherwise entitled to receive a fractional common share as a result of the Reverse Stock Split will receive a whole common share in lieu of such factional share. On November 26, 2025, the Company’s board of directors approved the Reverse Stock Split and its implementation at a later date. In connection with the Reverse Stock Split, also on November 26, 2025, the holder of the majority voting power of the Company approved the Amended and Restated Articles of Incorporation of the Company relating to the Reverse Stock Split.

The Reverse Stock Split became effective on December 3, 2025 and the shares of the Company’s Common Stock will begin trading on a split-adjusted basis on the OTCQB tier market operated by the OTC Markets Group, Inc. on December 4, 2025 at the open of trading day, under the trading symbol “JUPGD”. After twenty business days, the trading symbol will be changed to “JUPGF”.

The Company is effecting the Reverse Stock Split in order to increase the per-share market price of its Common Stock in an effort to satisfy certain Nasdaq Capital Market (“Nasdaq”) minimum bid price requirements for initial listing. There is no guarantee the Company will meet such minimum bid price requirement for the initial listing of its Common Stock, or any other Nasdaq initial listing requirement, or that, if the Common Stock is approved for listing on Nasdaq or any other national securities exchange, that the Company will be able to continue to comply with all applicable continued listing requirements.

The Reverse Stock Split will not have any impact on the number of authorized shares of Common Shares, which will remain at 200,000,000, or the per share par value, which will remain at $0.001 per share. As a result of the Reverse Stock Split, the Company’s outstanding shares of Common Stock have been reduced from 41,667,436 shares of Common Stock to approximately 3,472,339 shares of Common Stock. Each outstanding convertible security of the Company convertible into pre-Reverse Stock Split shares of Common Stock that is not converted into shares of Common Stock or cancelled prior to the effective date of the implementation of the Reverse Stock Split will be adjusted pursuant to the terms of the applicable instrument or plan governing such Company security on the same Reverse Stock Split ratio described above, and each holder of such pre-Reverse Stock Split securities will become entitled to receive post-Reverse Stock Split shares of Common Stock pursuant to such adjusted terms.

Shareholders holding certificated shares will receive information from VStock Transfer LLC regarding the process for exchanging their stock certificates. Shareholders who hold their common shares in book-entry form or in “street name” (through a broker, bank or other holder of record) will not be required to take any action.

A copy of the Amended and Restated Articles of Incorporation reflecting the Reverse Stock Split as filed with the Registrar of the Corporations of the Republic of the Marshall Islands is filed with this report as Exhibit 1.1.

Exhibit Index

1.1	Amended and Restated Articles of Incorporation of Atlas Critical Minerals Corporation dated November 26, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 4, 2025

By:	/s/ Marc Fogassa
Name:	Marc Fogassa
Title:	Chief Executive Officer